FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 9 DATED MARCH 31, 2011

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010 relating to our offering of 180,000,000 shares of common stock, as supplemented by Supplement No. 8 dated March 10, 2011. Unless otherwise defined in this Supplement No. 9, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	updates regarding risk factors;

•	information regarding distributions recently declared;

•	the amendment of our advisory agreement;

•	the adoption of best practices guidelines on affiliated transactions;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2010; and

•	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2010 and 2009.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. As of March 25, 2011, we had raised aggregate gross offering proceeds of approximately $10.1 million from the sale of approximately 1.1 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Risk Factors

The following risk factor revises and supplements, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Risks Related to an Investment in Us.”

We may change our targeted investments without stockholder consent.

We expect to allocate approximately 90.0% of our portfolio to investments in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20.0 million per property. We intend to allocate approximately 10.0% of our portfolio to other real estate properties and real estate-related loans and securities such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. We do not expect our non-controlling equity investments in other public companies to exceed 5.0% of the proceeds of this offering, assuming we sell the maximum offering amount. If we raise substantially less than the maximum offering amount and we acquire a real estate-related asset early in our offering stage, our investments in real estate-related loans and securities could constitute a greater percentage of our portfolio, although we do not expect those assets to represent a substantial portion of our assets at any one time. Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the our current targeted investments. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

Distributions Declared

On March 23, 2011, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing April 1, 2011 through and including June 30, 2011. The declared distributions will equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the month of April will be paid on such day of May 2011 as our President may determine, distributions for the month of May will be paid on such day of June 2011 as our President may determine, and distributions for the month of June will be paid on such day of July 2011 as our President may determine. Distributions will likely be funded from operations as well as debt proceeds, as our policy is not to fund distributions with proceeds from our initial public offering.

Amended Advisory Agreement

On March 28, 2011, we amended our advisory agreement to reflect a waiver of all or a portion of the asset management fee for any applicable period to the extent that as of the date of the payment, our modified funds from operations (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from Phillips Edison Sub-Advisor or an affiliate thereof (without any corresponding issuance of equity to Phillips Edison Sub-Advisor or affiliate)), during the quarter were not at least equal to our declared distributions during the quarter, provided that the distribution rate during such quarter was no more than $0.65 per share on an annualized basis.

Adoption of Best Practice Guidelines

On March 23, 2011, our board of directors adopted best practices guidelines on affiliated transactions that prevent us, with certain exceptions, from entering into co-investments or any other business transaction with any other Phillips Edison- or American Realty Capital-affiliated entity. The exceptions under the guidelines do, however, allow us to enter into (i) transactions specifically contemplated by this prospectus, (ii) roll-up transactions that comply with the requirements set forth in our charter (provided that the roll-up transaction is not with programs sold through broker-dealers and sponsored by Phillips Edison or American Realty Capital), and (iii) funding transactions, including loans, with AR Capital Advisor, Phillips Edison Sub-Advisor, or another Phillips Edison- or American Realty Capital-affiliated entity. Except when in connection with permitted roll-up transactions, we may not purchase any asset from, or sell any asset to, any Phillip Edison- or American Realty Capital-affiliated entity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were formed as a Maryland corporation on October 13, 2009 and intend to qualify as a real estate investment trust (“REIT”). Substantially all of our business is expected to be conducted through Phillips Edison – ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. We are the sole limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership. As we accept subscriptions for shares in our continuous public offering, we will transfer all of the net proceeds of our offering to the Operating Partnership as a capital contribution in exchange for units of limited partnership interest; however, we are deemed to have made capital contributions in the amount of the gross offering proceeds received from investors.

We are offering shares of common stock in a public offering. The offering is for $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan at a price of $9.50 per share.

On August 12, 2010, the registration statement for our offering was declared effective under the Securities Act of 1933, and on September 17, 2010, we broke escrow. Prior to September 17, 2010, our operations had not yet commenced. As of December 31, 2010, we had raised approximately $6.6 million in gross offering proceeds from the issuance of 730,570 shares of common stock.

Our advisor is American Realty Capital II Advisors, LLC (“AR Capital Advisor”), a newly organized limited liability company that was formed in the State of Delaware on December 28, 2009 that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between AR Capital Advisor and us, AR Capital Advisor will ultimately be responsible for the management of our day-to-day activities and the implementation of our investment strategy. AR Capital Advisor has delegated most of its duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR LLC (“Phillips Edison Sub-Advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to Phillips Edison Sub-Advisor, AR Capital Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We intend to invest primarily in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20.0 million per property. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine is in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest.

As of December 31, 2010, we owned two properties. The first, an 82,033 square foot grocery-anchored retail center known as Lakeside Plaza, located in Salem, Virginia was acquired on December 10, 2010. The purchase price for the property was $9.8 million. The second property is Snow View Plaza, located in Parma, Ohio. Snow View Plaza is a 100,460 square foot grocery-anchored retailer that was acquired on December 15, 2010 for $12.3 million. As of December 31, 2010, these properties had occupancies of 98.9% and 98.0%, respectively. We are not aware of any material current tenants who will not be able to pay their contractual rental amounts as they become due or whose inability to pay would have a material adverse impact on our results of operations, financial condition and ability to pay distributions.

Market Outlook – Real Estate and Real Estate Finance Markets

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment’s effect on the real estate markets in which we operate.

As measured by the U.S. gross domestic product (“GDP”), the U.S. economy’s growth increased at an annual rate of 3.2% in the fourth quarter of 2010, according to preliminary estimates. For the full year of 2010, real GDP increased 2.9% compared with a decline of 2.6% for 2009. According to the Commerce Department, the GDP change in year-to-year growth was the largest seen in the country since 1983. The increase in GDP in 2010 reflected private sector job growth, as well as growth in consumer spending and increased exports.

The U.S. retail real estate market showed signs of rebounding during 2010, as vacancy rates dropped for the first time since 2007. Vacancy rates dropped to 7.3% at December 31, 2010, as compared to 7.5% at the end of 2009 even as inventory increased slightly. Although the vacancy rate declined in 2010, it is still considerably higher than the 6.0% vacancy rate seen at the end of 2007. The market had a positive net absorption of 58 million feet in 2010. It appears the positive absorption and decreased vacancy rate is coming at the expense of rents. Average rents continued the two-year trend of decreasing to $15.56 from $16.43 at the end of 2009.

Transactions increased in the sector by 41% to an estimated $47 billion in sales in 2010, compared to 2009. As the volume of transactions increased, sales prices increased. The sales prices increased to a much greater extent in primary markets with stable assets. Many analysts are predicting a 25-30% increase in transactions in 2011.

Retail real estate displayed improving fundamentals in 2010. The improving fundamentals, along with the improving unemployment data suggest an increasingly positive market situation in 2011.

Results of Operations

($000s)

Overview

Prior to September 17, 2010, our operations had not yet commenced. As a result, there are no prior period comparisons provided in the accompanying sections. The accompanying discussion of the results of operations for the period ended December 31, 2010, pertain only to the period that our operations commenced, September 17, 2010, and the property-level information covers only the brief period beginning with our first acquisition, Lakeside Plaza, on December 10, 2010. As a result of the abbreviated operating and asset ownership period of our company, the following discussion of our results of operation are not necessarily indicative of those expected in future periods.

Summary of operating activities for year ended December 31, 2010

Total revenues were approximately $98, with rental income of approximately $85. Other revenue, largely comprised of tenant reimbursements, was approximately $13.

Property operating costs for 2010 were approximately $32.

General and administrative expenses for the year ended December 31, 2010, were approximately $695. This amount was comprised largely of audit and tax fees, legal, board-related expenses and transfer agent fees. Our sponsors provided $140 for certain of our general and administrative expenses as a capital contribution. Our sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that our sponsors will continue to contribute monies to fund future expenses.

Acquisition-related transaction costs, in the amount of approximately $467, were expensed as incurred. Included in these acquisition-related expenses were acquisition fees due to AR Capital Advisor and Phillips Edison Sub-Advisor of approximately $90 for Lakeside Plaza and approximately $125 for Snow View Plaza and approximately $34 of expense was incurred for prospective acquisitions that did not close.

Asset management fees were approximately $18, but have been waived by the Phillips Edison Sub-Advisor. The AR Capital Advisor and the Phillips Edison Sub-Advisor have informed us that they will forego payment of all or a portion of the asset management fees to the extent that, as of the date of payment, our operating performance during the prior quarter has not been commensurate with our distributions during such period. Specifically, our modified FFO (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association (a trade association for direct investment programs, including non-listed REITs) with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof (without any corresponding issuance of equity to the Sub-advisor or affiliate), during the quarter must be at least equal to our declared distributions (whether or not paid) during the quarter. However, we cannot avoid payment of an asset management fee by raising our distribution rate beyond $0.65 per share on an annualized basis.

Depreciation and amortization expense for the year ended December 31, 2010, was approximately $81.

Interest expense was approximately $38. Of this expense, approximately $2 was related to a loan provided to us by Phillips Edison Sub-Advisor.

Our net loss was approximately $747 for 2010.

Liquidity and Capital Resources

($000s, except share and per share amounts)

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions to stockholders and principal and interest on our outstanding indebtedness. Generally, we expect cash needs for items other than acquisitions and acquisition related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties. We expect to continue to raise capital through our ongoing offering of common stock and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of December 31, 2010, we had raised approximately $6,600 in our offering.

As of December 31, 2010, we had cash and cash equivalents of approximately $700. During 2010, we generated cash flows of approximately $500.

This cash flow was the result of:

•	$201 provided by operating activities, largely through cash provided by our Advisor and Sub-Advisor, offsetting the net loss,

•	$21,249 used in investing activities, mostly the result of the acquisitions of Lakeside Plaza and Snow View Plaza, and

•	$21,555 provided by financing activities from the proceeds of the issuance of common stock and mortgage loans obtained in conjunction with the two acquisitions.

The ratio of debt-to-total gross real estate and related assets net of gross intangible lease liabilities, as of December 31, 2010, was approximately 73%.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations and proceeds from our offering, along with contributions or advances from our sponsors or from any deferral or waiver of fees by AR Capital Advisor or Phillips Edison Sub-Advisor. Operating cash flows are expected to increase as additional properties are added to our portfolio. The offering and organization costs associated with our offering are initially paid by our sponsors, which will be reimbursed for such costs up to 1.5% of the gross capital raised by us in our offering. We anticipate that these costs will not exceed the limits upon completion of this offering. As of December 31, 2010, AR Capital Advisor, Phillips Edison Sub-Advisor and their affiliates have paid approximately $4,800 of offering and organization costs. Our sponsors provided $140 towards certain of our general and administrative expenses as a capital contribution. Our sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that our sponsors will continue to contribute monies to fund future distributions.

Cash provided by operating activities was approximately $201. Included in this total of cash provided by operating activities was approximately $400 of real estate acquisition related expenses incurred during the year and expensed in accordance with ASC 805, Business Combinations. As of December 31, 2010, we owe AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates approximately $5,500 for offering and organization expenses, general and administrative expenses, and acquisition and financing fees. Until such time as we have sufficient cash flow to cover our expenses, we will continue to rely upon AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates for financial support.

During the year ended December 31, 2010, no distributions were paid. On December 27, 2010, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing January 1, 2011 through and including February 28, 2011. The declared distributions equaled an amount of $0.00178082 per share of common stock. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. Distributions for the month of January were paid on February 1, 2011, and distributions for the month of February were paid on March 1, 2011. The January distribution was funded from advances by the Sub-Advisor.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on indebtedness, as well as payments on amounts due to our sponsors. Generally, we expect to meet cash needs for items other than acquisitions and acquisition related expenses from our cash flow from operations, and we expect to meet cash needs for acquisitions from the net proceeds of our offering and from debt financings. We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including contributions or advances made to us by AR Capital Advisor, Phillips Edison Sub-Advisor and their respective affiliates and borrowings under future debt agreements

Our charter limits our borrowings to 75.0% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. In all events, we expect that our secured and unsecured borrowings will be reasonable in relation to the net value of our assets and will be reviewed by our board of directors at least quarterly.

We do not expect to exceed the leverage limit in our charter, although in the early stages of our development the costs of our investments may exceed our net offering proceeds. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors.

Contractual Commitments and Contingencies

Our contractual obligations as of December 31, 2010, were as follows:

	Payments due by period ($000s)
	Total	2011	2012
Principal payments — variable rate mortgage loan secured by Lakeside Plaza, due December 2012	$6,125	$—	$6,125

Lakeside Plaza interest payments (1)	391	200	191
Principal payments — variable rate mortgage loan secured by Snow View Plaza, due December 2012	8,570	—	8,570

Snow View Plaza interest payments (1)	551	279	272
Principal payments — variable rate unsecured loan from Phillips Edison NTR, LLC, due March 2011	600	600	—

Phillips Edison NTR, LLC interest payments (2)	4	4	—

Total	$16,241	$1,083	$15,158

(1)	Interest rate at December 31, 2010 was 3.26%
(2)	Interest rate at December 31, 2010 was 3.51%

Distributions

During the year ended December 31, 2010, no distributions were paid. Our first distribution was paid in January, 2011. The distribution began accruing at the daily rate of $0.00178082 on December 1, 2010. The January distribution was funded from operations and advances from Phillips Edison Sub-Advisor.

We expect to pay distributions monthly and continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so. The timing and amount of distributions will be determined by our board and will be influenced in part by its intention to comply with REIT requirements of the Internal Revenue Code.

We expect to have little, if any, funds from operations available for distribution until we make substantial investments. Further, because we may receive income from interest or rents at various times during our fiscal year and because we may need funds from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of funds that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to borrowings to fund our distributions. We may also fund such distributions from advances from our sponsors or from any deferral or waiver of fees by AR Capital Advisor or Phillips Edison Sub-Advisor.

Our distribution policy is not to use the proceeds of our offering to pay distributions. However, our board has the authority under our organizational documents, to the extent permitted by Maryland law, to pay distributions from any source without limit, including proceeds from our offering or the proceeds from the issuance of securities in the future.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90.0% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Funds From Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

Additionally, we make an additional adjustment to MFFO to add back amounts we receive from the Sub-advisor or an affiliate thereof in the form of additional capital contributions to us (without any corresponding issuance of equity by us to the Sub-advisor or the affiliate).

We believe that MFFO is helpful as a measure of operating performance, because it excludes costs that management considers more reflective of investing activities or non-operating valuation and other changes. Accordingly, we believe that MFFO can be a useful metric to assist management, investors and analysts in assessing the sustainability of operating performance. As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. For example, we have not suffered any impairments. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition

•

Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition costs have been and will continue to be funded from the proceeds of our offering and not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to the AR Capital Advisor, the Phillips Edison Sub-Advisor or third parties.

•

Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•

Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•

Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•

Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

•

Adjustments for sponsor contributions to capital when no additional securities are issued. The Phillips Edison Sub-Advisor has made capital contributions to us without receiving an additional issuance of equity securities. These capital contributions are meant to offset our general and administrative expenses during the early stages of our initial public offering when our asset base is not yet large enough to generate sufficient revenue to cover the costs of being a public company. We view these capital contributions as similar to our AR Capital Advisor’s waiver of asset management fees. By adding back these capital contributions when arriving at MFFO, we believe that we arrive at an MFFO that is more reflective of our actual performance because it reflects our Sub-advisor’s willingness to make contributions to offset our general administrative expenses during the early stages of our offering. Moreover, we believe that this adjustment improves the comparability of our company with other real estate operators that do not have similar sponsor contributions. We can give no assurance that our Phillips Edison Sub-Advisor will continue to make additional capital contributions to offset certain general and administrative expenses.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of our public offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

NET LOSS TO FFO RECONCILIATION

($000’s)
	Q4 2010	For the Period from September 17, 2010 through December 31, 2010*
Net loss	$(667)	$(747)
Depreciation and amortization	81	81

FFO	$(586)	$(666)

NET LOSS TO MFFO RECONCILIATION

	Q4 2010	For the Period from September 17, 2010 through December 31, 2010*
Net loss	$(667)	$(747)
Depreciation and amortization	81	81
Amortization of above or below market leases	17	17
Acquisition-related expenses	467	467
Sponsor capital contribution for certain general and administrative expenses	140	140

MFFO	$38	$(42)

Distributions paid	$—	$—

*	Date operations commenced

In addition to the adjustments made to net loss in arriving at FFO, we also consider other factors in assessing our performance including:

•	acquisition-related expenses, which totaled approximately $433 for the year ended December 31, 2010;

•	amortization expense for above- and below-market leases assumed which totaled approximately $10, net; and

•	expense incurred for prospective acquisitions that did not close of approximately $34.

Critical Accounting Policies

Below is a discussion of our critical accounting policies. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation and Amortization. Investments in real estate are carried at cost and depreciated using the straight-line method over the estimated useful lives. Third-party acquisitions costs are expensed as incurred. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Costs directly associated with the development of land and those incurred during construction will be capitalized as part of the investment basis. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	30 years
Building improvements	30 years
Land improvements	15 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures and equipment	5 – 7 years

Real Estate Acquisition Accounting. In accordance with Statement of ASC 805, Business Combinations (“ASC 805”), we record real estate, consisting of land, buildings and improvements, at fair value. We allocate the cost of an acquisition to the acquired tangible assets, identifiable intangibles and assumed liabilities based on their estimated acquisition-date fair values. In addition, ASC 805 requires that acquisition costs be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recorded to income tax expense.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-

cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, not including renewals.

We will estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management will include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

We will amortize the value of in-place leases to depreciation and amortization expense over the remaining average non-cancelable term of the respective leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities will require us to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets. We will monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may be impaired. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets as defined by ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets. Particular examples of events and changes in circumstances that could indicate potential impairments are: significant decreases in occupancy, rental income, operating income and market values.

Revenue Recognition

We will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and we will include amounts expected to be received in later years in deferred rents. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved. We will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred. We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

We will recognize gains on sales of real estate pursuant to the provisions of ASC 605-976, Accounting for Sales of Real Estate (“ASC 605-976”). The specific timing of a sale will be measured against various criteria in ASC 605-976 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Interest income from loans receivable will be recognized based on the contractual terms of the debt instrument utilizing the effective interest method. Under the effective interest method, interest expense is recognized at a constant yield based on the increasing or decreasing carrying value of the loans. The total interest expense for each period is the carrying value of the loans at the start of the period multiplied by the effective interest rate. The amount of amortization of the loan discount or premium is the difference between the effective interest expense for the period and the accrued stated interest. As the carrying amount changes each period by the amount of amortized discount or premium, interest expense either increases (for discounts) or decreases (for premiums) over the life of the loans. Fees related to any buydown of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Closing costs related to the purchase of a loan receivable will be amortized over the term of the loan and accreted as an adjustment against interest income.

Impact of Recently Issued Accounting Pronouncements

Effective January 1, 2010, companies that issue a portion of their distributions to shareholders in stock should account for the stock portion that allows the shareholder to elect to receive cash or shares with potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate as a share issuance, which is to be reflected in earnings per share prospectively. This guidance did not have a material effect on our consolidated financial statements.

Effective January 1, 2010, the analysis for identifying the primary beneficiary of a variable interest entity (“VIE”) has been simplified by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The analysis requires the primary beneficiary of a VIE to be identified as the party that both (a) has the power to direct the activities of a VIE that most significantly impact its economic performance and (b) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. Although the amendment significantly affects the overall consolidation analysis under previously issued guidance, the adoption on January 1, 2010 did not have a material impact on the consolidated financial statements.

Effective January 1, 2010, companies are required to separately disclose the amounts of significant transfers of assets and liabilities into and out of Level 1, Level 2 and Level 3 of the fair value hierarchy and the reasons for those transfers. Companies must also develop and disclose their policy for determining when transfers between levels are recognized. In addition, companies are required to provide fair value disclosures for each class rather than each major category of assets and liabilities. For fair value measurements using significant other observable inputs (Level 2) or significant unobservable inputs (Level 3), companies are required to disclose the valuation technique and the inputs used in determining fair value for each class of assets and liabilities. This guidance did not have a material effect on our consolidated financial statements.

Effective January 1, 2011, companies will be required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. We do not expect this will have a material effect on our consolidated financial statements.

Effective January 1, 2011, public companies that enter into a business combination will be required to disclose pro forma revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures will be expanded. If we enter into a business combination, we will comply with the disclosure requirements of this guidance.

Subsequent Events

Sale of Shares of Common Stock

From January 1, 2011 through March 25, 2011, we raised approximately $3.5 million through the issuance of approximately 0.4 million shares of our common stock under our offering. As of March 25, 2011, approximately 148.9 million shares remained available for sale to the public under this offering, exclusive of shares available under our dividend reinvestment plan.

Distributions

On January 5, 2011, we paid a distribution equal to a daily amount of $.001780802 per share of common stock outstanding for stockholders of record for the period for December 1, 2010 to December 31, 2010. The total gross amount of the distribution was approximately $37, with $5 being reinvested in our dividend reinvestment plan, for a net cash distribution of $32. The January distribution was funded from advances by the Sub-Advisor.

On February 2, 2011, we paid a distribution equal to a daily amount of $.001780802 per share of common stock outstanding for stockholders of record for the period for January 1, 2011 to January 31, 2011. The total gross amount of the distribution was approximately $42, with $6 being reinvested in our dividend reinvestment plan, for a net cash distribution of $36,000. The February distribution was funded from advances by the Sub-Advisor.

On March 2, 2011, we paid a distribution equal to a daily amount of $.001780802 per share of common stock outstanding for stockholders of record for the period for February 1, 2011 to February 28, 2011. The total gross amount of the distribution was approximately $43, with $7 being reinvested in our dividend reinvestment plan, for a net cash distribution of $36. The March distribution was funded from advances by the Sub-Advisor.

Declaration of Distributions

On February 22, 2011, our board of directors declared distributions to be paid for daily stockholders of record for the month of March 2011. These distributions will be in a daily amount equal to $.001780802 per share of common stock outstanding.

On March 23, 2011, our board of directors declared distributions to be paid for daily stockholders of record for the months of April, May, and June 2011. These distributions will be in a daily amount equal to $.001780802 per share of common stock outstanding.

Repayment of Loan from our Sub-Advisor

On February 9, 2011, we completed the repayment of the loan from Phillips Edison Sub-Advisor, with a payment in the amount of $600.

Amendment of Advisory Agreement

On March 28, 2011, we amended our advisory agreement to reflect a waiver of all or a portion of the asset management fee for any applicable period to the extent that, as of the date of the payment, our modified funds from operations (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from Phillips Edison Sub-Advisor or an affiliate thereof (without any corresponding issuance of equity to the Sub-advisor or affiliate)), during the quarter were not at least equal to our declared distributions during the quarter, provided that the distribution rate during such quarter was no more than $0.65 per share on an annualized basis.

Experts

The following information supplements the disclosure in the prospectus under the heading “Experts.”

The consolidated financial statements of Phillips Edison – ARC Shopping Center REIT Inc. and its subsidiaries as of December 31, 2010 and 2009 and for the year ended December 31, 2010 and for the period from December 3, 2009 (date of formation) through December 31, 2009, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such consolidated financial statements and financial statement schedules have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3

Consolidated Statements of Operations for the year ended December 31, 2010 and for the period from December 3, 2009 (formation) to December 31, 2009	F-4

Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2010 and for the period from December 3, 2009 (formation) to December 31, 2009	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2010 and for the period from December 3, 2009 (formation) to December 31, 2009	F-6

Notes to Consolidated Financial Statements	F-7

Real Estate and Accumulated Depreciation (Schedule III)	F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Phillips Edison – ARC Shopping Center REIT Inc.

We have audited the accompanying consolidated balance sheets of Phillips Edison – ARC Shopping Center REIT Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2010 and the period from December 3, 2009 (formation) to December 31, 2009. Our audit for the year ended December 31, 2010, also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Phillips Edison – ARC Shopping Center REIT Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the year ended December 31, 2010 and the period from December 3, 2009 (formation) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for the year ended December 31, 2010, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 30, 2011

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

(In thousands, except share amounts)

	2010	2009
ASSETS
Investment in real estate:
Land	$7,692	$
Building and improvements	11,438

Total investment in real estate assets	19,130		—

Accumulated depreciation and amortization	(65)

Total investment in real estate assets, net	19,065
Acquired intangible lease assets, less accumulated amortization of $43	2,328
Cash and cash equivalents	707		200
Restricted Cash	11
Accounts receivable	189
Deferred financing expense, less accumulated amortization of $10	231
Prepaid expenses and other	173		943

Total assets	$22,704		$1,143

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Mortgage loans payable	$14,695	$
Notes payable – affiliates	600		—
Acquired below market lease intangibles, less accumulated amortization of $10	442		—
Accounts payable	113		—
Accounts payable – affiliates	5,542		943
Accrued and other liabilities	155		—

Total liabilities	21,547		943
Commitments and contingencies	—		—
Stockholders’ equity

Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; zero shares issued and outstanding at December 31, 2010 and December 31, 2009	$—		$—

Common stock, $0.01 par value, 180,000,000 shares authorized, 730,570 and 20,000 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	7
Additional paid-in capital	1,934		200
Accumulated deficit	(784)		—

Total stockholders’ equity	1,157		200

Total liabilities and stockholders’ equity	$22,704		$1,143

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2010 and the period from December 3, 2009

(formation) to December 31, 2009

(In thousands, except share and per share amounts)

	2010	2009
Revenues:
Rental income	$85	$—
Tenant recovery income	13

Total revenues	98	—

Expenses:
Property operating	32
General and administrative	228
Acquisition-related expenses	467
Depreciation and amortization	81

Total expenses	808

Operating loss	(710)	—

Other income	1
Interest expense	(38)	—

Net loss	$(747)	$—

Per share information - basic and diluted:
Weighted average basic and diluted common shares outstanding	168,419	20,000

Basic and diluted loss per share	$(4.44)	$—

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2010 and the period from December 3, 2009

(formation) to December 31, 2009

(In thousands, except per share amounts)

	Common Stock		Additional Paid-In	Accumulated	Total
	Shares	Amount	Capital	Deficit
Balance at December 3, 2009 (formation)	—	$—	$—	$—	$—

Issuance of common stock at formation	20,000	—	200	—	200

Balance at December 31, 2009	20,000	—	200	—	200

Issuance of common stock	710,570	7	6,384		6,391

Contribution from Sponsor			140		140

Distributions declared, $0.22 per share	—	—	—	(37)	(37)

Offering costs			(4,790)	—	(4,790)

Net loss	—	—	—	(747)	(747)

Balance at December 31, 2010	730,570	$7	$1,934	$(784)	$1,157

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010 AND THE PERIOD FROM DECEMBER 3, 2009

(FORMATION) TO DECEMBER 31, 2009

(In thousands)
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(747)	$
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	81
Net amortization of above and below market leases	17
Amortization of deferred financing costs	10
Changes in operating assets and liabilities:
Prepaid expenses and other	(173)
Accounts payable	113
Accounts payable – affiliates	782
Accrued and other liabilities	118

Net cash provided by operating activities	201

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures and acquisitions	(21,238)
Change in restricted cash	(11)

Net cash used in investing activities	(21,249)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	6,391		200
Proceeds from mortgage payable	14,695
Proceeds from notes payable – affiliates	1,500
Payments for notes payable – affiliates	(900)
Payments of loan financing costs	(131)		—

Net cash provided by financing activities	21,555		200

NET INCREASE IN CASH AND CASH EQUIVALENTS	507		200

CASH AND CASH EQUIVALENTS:
Beginning of period	200		—

End of period	$707		$200

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Offering costs payable to advisor and sub-advisor	$3,847		$943
Reclassification of deferred offering costs to Additional Paid-in Capital	4,790		—
Contribution from Sponsors	140		—
Distributions payable	37		—
Financing costs payable to advisor and sub-advisor	110		—

See notes to consolidated financial statements.

Phillips Edison – ARC Shopping Center REIT Inc.

Notes to Consolidated Financial Statements

1. ORGANIZATION

Phillips Edison - ARC Shopping Center REIT Inc. (“the Company”) was formed as a Maryland corporation on October 13, 2009 and intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2010. Substantially all of the Company’s business is conducted through Phillips Edison - ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. The Company is the sole limited partner of the Operating Partnership, and the Company’s wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

The Company has offered to the public pursuant to a registration statement $1,785 million in shares of common stock (the “ offering”). The offering is for $1,500 million in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan at a price of $9.50 per share. The Company has the right to reallocate the shares of common stock offered between the primary offering and the dividend reinvestment plan.

On August 12, 2010, the Company’s registration statement on Form S-11 (File No. 333-164313) was declared effective under the Securities Act of 1933, and on September 17, 2010, the Company broke the minimum offering escrow amount of $2.5 million. Prior to September 17, 2010, the Company’s operations had not yet commenced. As of December 31, 2010, the Company had raised $6.6 million in gross offering proceeds from the issuance of 730,570 shares of common stock.

The Company’s advisor is American Realty Capital II Advisors, LLC (the “Advisor”), a newly organized limited liability company that was formed in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between the Advisor and the Company, the Advisor is ultimately responsible for the management of the Company’s day-to-day activities and the implementation of its investment strategy. The Advisor has delegated most of its duties under the advisory agreement, including the management of the Company’s day-to-day operations and the Company’s portfolio of real estate assets, to Phillips Edison NTR LLC (the “Sub-advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to the Sub-advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

The Company intends to invest primarily in necessity-based neighborhood and community shopping centers throughout the United States with a focus on well-located grocery-anchored shopping centers that are well occupied at the time of purchase and typically cost less than $20.0 million per property. In addition, the Company may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that it determines are in the best interests of its stockholders. The Company expects that retail properties primarily would underlie or secure the real estate-related loans and securities in which it may invest.

As of December 31, 2010, the Company owned two properties. Lakeside Plaza, an 82,033 square foot (unaudited) grocery-anchored retail center located in Salem, Virginia, was acquired on December 10, 2010. The purchase price for the property was $9.8 million. This acquisition was financed in part with the proceeds of a $6.1 million variable-rate mortgage loan. Lakeside Plaza represents the collateral for this loan. Snow View Plaza, a 100,460 square foot (unaudited) grocery-anchored retailer located in Parma, Ohio, was acquired on December 15, 2010 for $12.3 million. This acquisition was financed in part with the proceeds of an $8.6 million variable-rate mortgage loan. Snow View Plaza represents the collateral for this loan. In addition, the Company received proceeds through a note from the sub-advisor to facilitate these acquisitions. The balance of this note at December 31, 2010, was $600. The balance As of December 31, 2010, these properties had occupancies of 98.9% and 98.0%, respectively (unaudited).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements of the Company include the accounts of the Company and the Operating Partnership (over which the Company exercises financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with the Company. All significant intercompany balances and transactions are eliminated upon consolidation.

Partially Owned Entities If the Company determines that it is an owner in a variable-interest entity (“VIE”) and it holds a controlling financial interest, then it will consolidate the entity as the primary beneficiary. For partially-owned entities determined not to be a VIE, the Company analyzes rights held by each partner to determine which would be the consolidating party. The Company will generally consolidate entities (in the absence of other factors when determining control) when it has over a 50% ownership interest in the entity. The Company will assess its interests in VIEs on an ongoing basis to determine whether or not it is the primary beneficiary. However, the Company will also evaluate who controls the entity even in circumstances in which it has greater than a 50% ownership interest. If the Company does not control the entity due to the lack of decision-making abilities, it will not consolidate the entity.

Use of Estimates – The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; and initial valuations of tangible and intangible assets and liabilities and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Organizational and Offering Costs – The Sub-advisor has paid offering expenses on the Company’s behalf. The Company will reimburse on a monthly basis the Sub-advisor for these costs and future organization and offering costs it, the Advisor, or any of their respective affiliates may incur on the Company’s behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering or cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by the Company to exceed 15.0% of gross offering proceeds as of the date of the reimbursement. These offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by the Company in connection with the offering, including legal, accounting, printing, mailing and filing fees, charges of the escrow holder and transfer agent, reimbursement to the Advisor and Sub-advisor for the Company’s portion of the salaries and related employment costs of the Advisor’s and Sub-advisor’s employees who provide services to the Company (excluding costs related to employees who provide services for which the Advisor or Sub-advisor, as applicable, receive acquisition or disposition fees), reimbursement to Realty Capital Securities, LLC, the dealer manager (“the Dealer Manager”) for amounts it may pay to reimburse the bona fide due diligence expenses of broker-dealers, costs in connection with preparing supplemental sales materials, the Company’s costs of conducting bona fide training and education meetings held (primarily the travel, meal and lodging costs of the non-registered officers of the Company and the non-registered officers of the Advisor and Sub-advisor to attend such meetings, and cost reimbursement for non-registered employees of the company’s affiliates to attend retail seminars conducted by broker-dealers. These offering costs include travel services provided to the Advisor or Sub-advisor by a related party of one or more of the sponsors. Costs associated with the offering are charged against the gross proceeds of the offering. As of December 31, 2010, the Advisor, Sub-advisor and their affiliates have paid approximately $4,800 of offering and organization costs. The Company owes the Advisor, Sub-advisor and their affiliates approximately $4,800 for offering and organization costs as of December 31, 2010.

Investment Property and Lease Intangibles – Real estate assets acquired directly by the Company are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful life of the assets are capitalized and maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment whenever if events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset.

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the results of operations of acquired properties are included in the Company’s results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that the Company believes are similar to those used by independent appraisers are used to allocate the purchase price of each identifiable asset acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities, such as amounts related to in-place leases, acquired above- and below-

market leases, tenant relationships, asset retirement obligations, mortgage notes payable and any goodwill or gain on purchase. Acquisition related costs are expensed as incurred. Values of buildings and improvements are determined on an as if vacant basis.

The estimated fair value of acquired in-place leases are the costs the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Company evaluates the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the fair value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases, which include periods covered by bargain renewal options. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of above- and below-market lease value is charged to rental revenue.

Acquired above- and below-market ground lease values are recorded based on the difference between the present values (using an interest rate that reflects the risks associated with the lease acquired) of the contractual amounts to be paid pursuant to the ground leases and management’s estimate of the fair value of land under the ground leases. The capitalized above- and below-market lease values will be amortized as adjustments to ground lease expense over the lease term.

Management will estimate the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable will be initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance will be amortized over the life of the mortgage note payable as an adjustment to interest expense.

Deferred Financing Costs – Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing costs incurred during the year ended December 31, 2010 were approximately $241. Of this amount, approximately $110 was incurred as a result of the financing fee due to the Advisor, Sub-advisor and their affiliates. Amortization of deferred financing costs for the year ended December 31, 2010 was approximately $10 and was recorded in interest expense in the consolidated statements of operations.

Revenue Recognition – The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If the Company concludes that it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease; and

•	who constructs or directs the construction of the improvements.

The Company recognizes rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts receivable. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease. The Company’s policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved. The Company periodically reviews the collectability of outstanding receivables. Allowances will be taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, the Company provides for losses related to unrecovered intangibles and other assets.

Income Taxes – The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), for the taxable year ended December 31, 2010. The Company’s qualification and taxation as a REIT depends on its ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If the Company fails to qualify as a REIT for any reason in a taxable year, it will be subject to tax on its taxable income at regular corporate rates. The Company would not be able to deduct distributions paid to stockholders in any year in which it fails to qualify as a REIT. The Company will also be disqualified for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions.

Repurchase of Common Stock – The Company offers a share repurchase program which may allow certain stockholders to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 3). The Company accounts for those financial instruments that represent a mandatory obligation of the Company to repurchase shares as liabilities to be reported at settlement value. At such time, the Company will reclassify such obligations from equity to a liability based upon their respective settlement values. As of December 31, 2010, no obligations exist.

Restricted Cash – The Company is currently engaged in a public offering of its common stock. Restricted cash primarily consisted of escrowed investor proceeds for which shares of common stock had not been issued of approximately $11 as of December 31, 2010.

Earnings Per Share – Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which the Company had none for the year ended December 31, 2010.

Segment Reporting – The Company assesses and measures operating results of its properties based on net property operations. The Company internally evaluates the operating performance of its portfolio of properties and does not differentiate properties by geography, size or type. Each of the Company’s investment properties is considered a separate operating segment, as each property earns revenue and incurs expenses, individual operating results are reviewed and discrete financial information is available. However, the Company’s properties are aggregated into one reportable segment as the Company evaluates the aggregate performance of the properties.

Interest – Interest is charged to expense as it accrues. No interest costs were capitalized during the year ended December 31, 2010.

Impact of Recently Issued Accounting Pronouncements – Effective January 1, 2010, companies that issue a portion of their distributions to shareholders in stock should account for the stock portion that allows the shareholder to elect to receive cash or shares with potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate as a share issuance, which is to be reflected in earnings per share prospectively. This guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2010, the analysis for identifying the primary beneficiary of a VIE has been simplified by replacing the previous quantitative-based analysis with a framework that is based more on qualitative judgments. The analysis requires the primary beneficiary of a VIE to be identified as the party that both (a) has the power to direct the activities of a VIE that most significantly impact its economic performance and (b) has an obligation to absorb losses or a right to receive benefits that could potentially be significant to the VIE. Although the amendment significantly affects the overall consolidation analysis under previously issued guidance, the adoption on January 1, 2010 did not have a material impact on the consolidated financial statements.

Effective January 1, 2010, companies are required to separately disclose the amounts of significant transfers of assets and liabilities into and out of Level 1, Level 2 and Level 3 of the fair value hierarchy and the reasons for those transfers. Companies must also develop and disclose their policy for determining when transfers between levels are recognized. In addition, companies are required to provide fair value disclosures for each class rather than each major category of assets and liabilities. For fair value measurements using significant other observable inputs (Level 2) or significant unobservable inputs (Level 3), companies are required to disclose the valuation technique and the inputs used in determining fair value for each class of assets and liabilities. This guidance did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, companies will be required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The Company does not expect this will have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2011, public companies that enter into a business combination will be required to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures will be expanded. If the Company enters into a business combination, it will comply with the disclosure requirements of this guidance.

3. STOCKHOLDERS’ EQUITY

General – The Company has the authority to issue a total of 180,000,000 shares of common stock with a par value of $0.01 per share and 10,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2010, the Company has issued 730,570 shares of common stock generating gross cash proceeds of $6.6 million and has issued no shares of preferred stock. The holders of shares of the common stock, are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. The Company’s charter does not provide for cumulative voting in the election of directors.

Dividend Reinvestment Plan – The Company has adopted a dividend reinvestment plan that allows stockholders to have dividends and other distributions invested in additional shares of its common stock at a price equal to $9.50 per share. Stockholders who elect to participate in the dividend reinvestment plan, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of the Company’s common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash.

Share Repurchase Program – The Company’s share repurchase program may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased.

The discount will vary based upon the length of time that the shares of the Company’s common stock subject to repurchase have been held. Unless the shares are being repurchased in connection with a stockholder’s death or “qualifying disability”, the prices at which the Company will repurchase shares are as follows:

•	The lower of $9.25 and 92.5% of the price paid to acquire the shares for stockholders who have held their shares for at least one year;

•	The lower of $9.50 and 95.0% of the price paid to acquire the shares for stockholders who have held their shares for at least two years;

•	The lower of $9.75 and 97.5% of the price paid to acquire the shares for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 and 100% of the price paid to acquire the shares for stockholders who have held their shares for at least four years.

Notwithstanding the above, once the Company establishes an estimated value per share of its common stock that is not based on the price to acquire a share in the primary offering or a follow-on public or private offering, the repurchase price per share for all stockholders would be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose.

Repurchase of shares of common stock will be made monthly upon written notice received by the Company at least five days prior to the end of the applicable month. Stockholders may withdraw their repurchase request at any time up to five business days prior to the repurchase date.

The board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. If the board of directors decides to amend, suspend or terminate the share repurchase program, stockholders will be provided with no less than 30 days’ written notice.

2010 Independent Director Stock Plan – The Company has adopted a long-term incentive plan that will be used to attract and retain qualified directors. The Company’s 2010 Independent Director Stock Plan (the “Independent Director Plan”) will offer these individuals an opportunity to participate in the Company’s growth through awards of shares of restricted common stock subject to time-based vesting. No shares were issued under this plan in 2010.

The Company’s board of directors or a committee appointed by the board of directors will administer the Independent Director Plan, with sole authority to determine all of the terms and conditions of the awards. No awards will be granted under the Independent Director Plan if the grant or vesting of the awards would jeopardize the Company’s status as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under the Company’s charter.

The Company’s board of directors may in its sole discretion at any time determine that all or a part of a director’s time-based vesting restrictions on all or a portion of a director’s outstanding shares of restricted stock will lapse, as of such date as the committee may, in its sole discretion, declare. The Company’s board of directors may discriminate among participants or among awards in exercising such discretion.

The Independent Director Plan will automatically expire on the tenth anniversary of the date on which it is approved by the Company’s board of directors and stockholders, unless extended or earlier terminated by the board of directors. The board of directors may terminate the Independent Director Plan at any time.

4. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued expenses – The Company considers the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real estate investments – The purchase prices of the investment properties were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, income and expense growth rates and current markets rents and allowances, from a third party appraisal.

Mortgages loans payable and Notes payable – affiliates – As these items were originated in December 2010, management believes the carrying amounts approximate fair value as of December 31, 2010.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial assets and liabilities.

5. REAL ESTATE ACQUISITIONS

During the year ended December 31, 2010, the Company acquired a 100% interest in two grocery-anchored retail centers for an aggregate purchase price of approximately $21.1 million. The Company financed the acquisitions with net proceeds from the offering, through the issuance of approximately $14.7 million in mortgage notes, each of which is secured by the respective properties on which the debt was placed and the issuance of a note of $1.5 million from its Sub-advisor. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The Company allocated the aggregate purchase price of approximately $7.7 million to land, approximately $11.4 million to building and improvements, approximately $0.9 million to acquired in-place leases, approximately $0.4 million to acquired below-market leases, and approximately $1.5 million to acquired above-market leases. In addition, the Company acquired approximately $0.2 million in accounts receivable as part of the acquisitions. The Company expensed approximately $0.4 million of acquisition costs related to the acquisitions. The Company is finalizing the review of the purchase price allocation and is obtaining additional information with respect to land and building appraisals. Preliminary allocation of the purchase price may be subject to change no later than one year as the Company finalizes its analysis.

The Company recorded revenue for the year ended December 31, 2010 of approximately $98 and a net loss for the year ended December 31, 2010 of approximately $47 for the properties acquired, without consideration of acquisition-related expenses.

The following information summarizes selected financial information from the combined results of operations of the Company, as if all of the Company’s acquisitions were completed as of the beginning of each period presented.

As the Company’s operations did not commence until September 17, 2010, comparative pro forma information for the period from December 3, 2009 (formation) to December 31, 2010 is not presented.

The Company estimated that revenues, on a pro forma basis, for the year ended December 31, 2010, would have been approximately $2,100 (unaudited) and the Company’s net loss, on a pro forma basis, would have been approximately $480 (unaudited).

This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.

6. ACQUIRED INTANGIBLE ASSETS

Acquired intangible lease assets consisted of the following as of December 31, 2010:

Acquired in-place leases, net of accumulated amortization of $16	$836

Acquired above market leases, net of accumulated amortization of $27	1,492

Total	$2,328

Amortization expense recorded on the intangible assets during the year ended December, 31, 2010 was $43.

Estimated amortization expense of the respective acquired intangible lease assets as of December 31, 2010 for each of the five succeeding years is as follows:

Year	In-Place Leases	Above Market Leases
2011	$198	$321
2012	198	321
2013	198	321
2014	154	301
2015	88	228

Total	$836	$1,492

The weighted average amortization periods for acquired in-place lease and above market lease intangibles are 4 and 5 years, respectively.

The aggregate cost of real estate owned at December 31, 2010 for federal income tax purposes was approximately $21,463 (unaudited).

7. MORTGAGE LOANS AND NOTES PAYABLE - AFFILIATES

As of December 31, 2010, the Company had approximately $14.7 million of mortgage loans payable and $0.6 million of notes payable to affiliates outstanding. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed. The mortgage notes payable are non-recourse to the Company. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities securing the mortgage notes payable, was approximately $21.1 million as of December 31, 2010. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement.

The following is a summary of the Company’s outstanding debt obligations as of December 31, 2010:

Property and Related Loan	Outstanding Principal Balance	Interest Rate	Loan Type	Payments	Maturity Date
Bridge Loan	$600	One-month LIBOR + 3.25%	Related-party loan	Principal and interest due on maturity date(1)	March 13, 2011
Lakeside Loan(2)	$6,125	3.0% + the quotient of (i) one-month LIBOR divided by (ii) one minus the reserve percentage as set forth by the Federal Reserve Board(3)	First mortgage loan	Monthly interest only payments through July 1, 2012, followed by continued monthly interest payments and monthly payments of principal in the amount of approximately $20(4)	December 10, 2012(5)
Snow View Loan(2)	$8,570	3.0% + the quotient of (i) one-month LIBOR divided by (ii) one minus the reserve percentage as set forth by the Federal Reserve Board(6)	First mortgage loan	Monthly interest only payments through July 1, 2012 followed by continued monthly interest payments and monthly payments of principal in the amount of approximately $29(7)	December 15, 2012(8)

	$15,295

(1)	The Company may prepay the Bridge Loan in whole or in part without penalty. On February 9, 2011, the Company completed the repayment of this bridge loan.

(2)

The Lakeside Loan and the Snow View Loan subject Lakeside Plaza and Snow View Plaza to cross-collateral and cross-default provisions under separate and corresponding provisions of each loan. The Company’s operating partnership has guaranteed its obligations under the Lakeside Loan and the Snow View Loan.

(3)

If the principal amount of the Lakeside Loan is reduced by at least $675 and Lakeside Plaza achieves a minimum debt yield of 12.50%, then the interest rate for the Lakeside Loan will be 2.75% plus the quotient of (i) LIBOR divided by (ii) one minus the reserve percentage. If the principal amount of the Lakeside Loan is reduced by at least $675 and Lakeside Plaza achieves a minimum debt yield of 15.00%, then the interest rate for the Lakeside Loan will be 2.50% plus the quotient of (i) LIBOR divided by (ii) one minus the reserve percentage.

(4)

On or before July 1, 2012, the Company is required to repay principal in the amount of $675. The Company has the right to prepay any outstanding amounts at any time in whole or in part without premium or penalty.

(5)	The Company may extend the maturity date of the Lakeside Loan to December 10, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 10, 2012.
(6)

If the principal amount of the Snow View Loan is reduced by at least $940 and Snow View Plaza achieves a minimum debt yield of 12.50%, then the interest rate for the Snow View Loan will be 2.75% plus the quotient of (i) LIBOR divided by (ii) one minus the reserve percentage. If the principal amount of the Snow View Loan is reduced by at least $940 and Snow View Plaza achieves a minimum debt yield of 15.00%, then the interest rate for the Snow View Loan will be 2.50% plus the quotient of (i) LIBOR divided by (ii) one minus the reserve percentage.

(7)

On or before July 1, 2012, the Company is required to repay principal in the amount of $940. The Company has the right to prepay any outstanding amounts at any time in whole or in part without premium or penalty.

(8)	The Company may extend the maturity date of the Snow View Loan to December 15, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 15, 2012.

Below is a listing of the mortgage loans payable and the notes payable to affiliates with their respective principal payment obligations.

Year	Amount
2011	$600
2012	14,695
2013	—
2014	—
2015	—
2016 and thereafter	—

Total	$15,295

8. ACQUIRED BELOW MARKET LEASE INTANGIBLES

Acquired below market lease intangibles consisted of the following as of December 31, 2010:

Acquired below market leases, net of accumulated amortization of $10	$442

Amortization recorded on the intangible lease liability for the year ended December, 31, 2010 was $10.

Estimated amortization income of the intangible lease liability as of December 31, 2010 for each of the five succeeding years is as follows:

Year	Below Market Leases
2011	$116
2012	116
2013	116
2014	73
2015	21

Total	$442

The weighted average amortization period for below market lease intangibles is 4 years.

9. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending, or known to be contemplated, against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on its consolidated financial statements.

10. RELATED PARTY TRANSACTIONS

Advisory Agreement – Pursuant to the Company’s advisory agreement, the Advisor is entitled to specified fees for certain services, including managing the day-to-day activities and implementing the Company’s investment strategy. The Advisor has entered into a sub-advisory agreement with the Sub-advisor, which manages the Company’s day-to-day affairs and the Company’s portfolio of real estate investments, subject to the board’s supervision and certain major decisions requiring the consent of both the Advisor and Sub-advisor. The expenses to be reimbursed to the Advisor and Sub-advisor will be reimbursed in proportion to the amount of expenses incurred on the Company’s behalf by the Advisor and Sub-advisor, respectively.

Organization and Offering Costs – Under the terms of the Advisory Agreement, the Company is to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on the Company’s behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering. The Company anticipates that these costs will not exceed the limitation upon completion of the offering. As of December 31, 2010, the Advisor, Sub-advisor or their affiliates have paid approximately $4.8 million of offering and organization costs.

Acquisition Fee – The Company will pay the Advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 1.0% of the cost of investments acquired or originated by the Company, including acquisition or origination expenses and any debt attributable to such investments. The Company incurred acquisition fees payable to the Advisor, Sub-advisor and their affiliates of approximately $90 and $120, respectively, in connection with the acquisitions Lakeside Plaza and Snow View Plaza. The entire combined amount of these acquisition fees of approximately $210 remains outstanding and payable by the Company as of December 31, 2010.

Asset Management Fee – The Company will pay the Advisor an asset management fee for the asset management services it provides pursuant to the advisory agreement. The asset management fee, payable quarterly in advance (based on assets held by the Company during the previous quarter) on January 1, March 1, July 1 and October 1 will be equal to 0.25% of the sum of the cost of all real estate and real estate-related investments the Company owns and of its investments in joint ventures, including certain expenses and any debt attributable to such investments. The Advisor and the Sub-Advisor have informed the Company that they will forego payment of the asset management fees if, as of the date of payment, the Company’s operating performance during the prior quarter has not been commensurate with its distributions during such period. Specifically, the Company’s MFFO (as defined by the then-current practice guidelines issued by the Investment Program Association and with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof (without any corresponding issuance of equity to the Sub-advisor or affiliate)), during the quarter must be at least equal to its declared distributions (whether or not paid) during the quarter. However, the Company cannot avoid payment of an asset management fee by raising its distribution rate beyond $0.65 per share on an annualized basis. Asset management fees for the year ending December 31, 2010 were $18, but have been waived by the Advisor and Sub-advisor.

Financing Fee – The Company will pay its Advisor or Sub-advisor a financing fee equal to a total of 0.75% of all amounts made available under any loan or line of credit. The Company incurred financing fees payable to the Advisor, Sub-advisor and their affiliates of approximately $45 and $65, respectively, in connection with the mortgage loans used for the acquisition of Lakeside Plaza and Snow View Plaza. The entire combined amount of these financing fees of approximately $110 remains outstanding and payable by the Company as of December 31, 2010.

Disposition Fee – For substantial assistance by the Advisor, Sub-advisor or any of their affiliates in connection with the sale of properties or other investments, the Company will pay the Advisor or its assignee 2.0% of the contract sales price of each property or other investment sold. The conflicts committee will determine whether the Advisor, Sub-advisor or their respective affiliates have provided substantial assistance to the Company in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes the Advisor’s or Sub-advisor’s preparation of an investment package for the property (including an investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the Advisor or Sub-advisor in connection with a sale. However, if the Company sells an asset to an affiliate, the Company’s organizational documents will prohibit it from paying the Advisor a disposition fee. There were no disposition fees incurred in 2010.

General and Administrative Expenses – The Sponsors provided $140 for certain general and administrative expenses of the Company as a capital contribution. Our Sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that our Sponsors will continue to contribute monies to fund future expenses.

Subordinated Share of Cash Flows – After investors who have not redeemed their shares have received a return of their net capital contributions and a 7.0% per year cumulative, noncompounded return, the Advisor is entitled to receive a total of 15.0% of the Company’s net cash flows, whether from continuing operations, net sale proceeds or otherwise. This fee is payable only if the Company is not listed on an exchange.

Subordinated Incentive Fee – Upon the listing of the Company’s common stock on a national securities exchange, the Company will pay to the Advisor a fee equal to 15.0% of the amount by which (i) the market value of the outstanding stock plus distributions paid by the Company prior to listing to investors who have not redeemed their shares exceeds (ii) the sum of the total amount of capital raised from investors who have not redeemed their shares and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return to those investors.

Property Manager – All of the Company’s real properties may be managed and leased by Phillips Edison & Company Ltd. (“Property Manager”), an affiliated property manager. The Property Manager is wholly owned by the Company’s Phillips Edison sponsor and was organized on September 15, 1999. The Property Manager manages real properties acquired by the Phillips Edison affiliates or other third parties.

The Company pays to the Property Manager monthly property management fees equal to 4.5% of the annualized gross cash receipts of the properties managed by the Property Manager. In the event that the Company contracts directly with a non-affiliated third-party property manager in respect of a property, it will pay the Property Manager a monthly oversight fee equal to 1.0% of the annualized gross revenues of the property managed. In addition to the property management fee or oversight fee, if the Property Manager provides leasing services with respect to a property, the Company will pay the Property Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property. The Company will reimburse the costs and expenses incurred by the Property Manager on its behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If the Company engages the Property Manager to provide construction management services with respect to a particular property, the Company will pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

The Property Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited, to on-site managers and building and maintenance personnel. Certain employees of the Property Manager may be employed on a part-time basis and may also be employed by the Sub-advisor or certain of its affiliates. The Property Manager also directs the purchase of equipment and supplies and will supervise all maintenance activity.

There were no property management fees incurred or paid in 2010.

Dealer Manager – The Company’s current dealer manager is Realty Capital Securities, LLC (“Dealer Manager”). The Dealer Manager is a member firm of the Financial Industry Regulatory Authority (FINRA) and was organized on August 29, 2007. The Dealer Manager is indirectly wholly owned by the Company’s AR Capital sponsor and will provide certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered. Excluding shares sold pursuant to the “friends and family” program, the Dealer Manager will generally be paid a sales commission equal to 7.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering.

There were no dealer manager fees incurred or paid in 2010, as all shares were sold in conjunction with the Company’s “friends and family” program for which no fees or commissions are paid.

Share Purchases by Sub-advisor – The Sub-advisor has agreed to purchase on a monthly basis sufficient shares sold in the Company’s public offering such that the total shares owned by the Sub-advisor is equal to at least 0.10% of the Company’s outstanding shares (ignoring shares issued after the commencement of, and outside of, the initial public offering) at the end of each immediately preceding month. The Sub-advisor will purchase shares at a purchase price of $9.00 per share, reflecting no dealer manager fee or selling commissions being paid on such shares. The Sub-advisor may not sell any of these shares while serving as the Sub-advisor.

As of December 31, 2010, the Sub-advisor owns 20,000 shares of the Company’s common stock, or approximately 2.7% of its common stock that has been issued.

Bridge Loan from Sub-advisor – On December 13, 2010, the Company entered into a $1.5 million bridge loan (the “Bridge Loan”) with the Sub-advisor. The Bridge Loan is scheduled to mature on March 13, 2011. The Bridge Loan incurs interest at the 30-day LIBO rate plus 3.25%. The Company has the right to prepay the Bridge Loan at any time in whole or in part without premium or penalty. As of December 31, 2010, the balance of the Bridge Loan was $600,000. On February 9, 2011, the Company completed the repayment of this bridge loan.

11. ECONOMIC DEPENDENCY

The Company is dependent on the Advisor, Sub-advisor, the Property Manager and their respective affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, asset acquisition and disposition decisions, advances or contributions for distributions, bridge financing, and other general and administrative responsibilities. In the event that the Advisor, the Sub-advisor and/or the Property Manager are unable to provide such services, the Company would be required to find alternative service providers or sources of capital.

As of December 31, 2010, the Company owes the Advisor, Sub-advisor and their respective affiliates approximately $5.5 million for offering and organization expenses, general and administrative expenses, and acquisition and financing fees.

Offering and organization expenses payable	$4.8 million
General and administrative expenses payable	0.4 million
Acquisition fees payable	0.2 million
Financing fees payable	0.1 million

Total due as of December 31, 2010	$5.5 million

The Sponsors provided $0.1 million for certain general and administrative expenses of the Company as a capital contribution. Our Sponsors have not received, and will not receive, any reimbursement for this contribution. There is no assurance that our Sponsors will continue to contribute monies to fund future expenses.

12. FUTURE MINIMUM RENTS

The Company’s operating leases’ terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, as of December 31, 2010, is as follows:

Year	Amount
2011	$1,933
2012	1,860
2013	1,701
2014	1,512
2015	1,371
Thereafter	4,648

Total	$13,025

13. QUARTERLY RESULTS (UNAUDITED)

Although the Company’s operations commenced on September 17, 2010 and the Company acquired two operating properties during the fourth quarter, the following is a summary of the unaudited quarterly financial information for the year ended December 31, 2010. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue
2010	$—	$—	$—	$98

Operating loss
2010	$—	$—	$(80)	$(630)

Net loss
2010	$—	$—	$(80)	$(667)

Diluted loss per share
2010	$—	$—	$(1.05)	$(3.39)

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

Sale of Shares of Common Stock

From January 1, 2011 through March 25, 2011, the Company raised approximately $3.5 million through the issuance of approximately 0.4 million shares of its common stock under its ongoing public offering. As of March 11, 2011, approximately 148.9 million shares remained available for sale to the public under the Company’s public offering, exclusive of shares available under its dividend reinvestment plan.

Distributions

On January 5, 2011, the Company paid a distribution equal to a daily amount of $.001780802 per share of common stock outstanding for stockholders of record for the period for December 1, 2010 to December 31, 2010. The total gross amount of the distribution was approximately $37,000, with $5,000 being reinvested in the Company’s dividend reinvestment plan, for a net cash distribution of $32,000. The January distribution was funded from advances by the Sub-advisor.

On February 2, 2011, the Company paid a distribution equal to a daily amount of $.001780802 per share of common stock outstanding for stockholders of record for the period for January 1, 2011 to January 31, 2011. The total gross amount of the distribution was approximately $42,000, with $6,000 being reinvested in the Company’s dividend reinvestment plan, for a net cash distribution of $36,000. The February distribution was funded from advances by the Sub-advisor.

On March 2, 2011, the Company paid a distribution equal to a daily amount of $.001780802 per share of common stock outstanding for stockholders of record for the period for February 1, 2011 to February 28, 2011. The total gross amount of the distribution was approximately $43,000, with $7,000 being reinvested in the Company’s dividend reinvestment plan, for a net cash distribution of $36,000. The March distribution was funded from advances by the Sub-advisor.

Declaration of Distributions

On February 22, 2011, the Company’s board of directors declared distributions to be paid for daily stockholders of record for the month of March 2011. These distributions will be in a daily amount equal to $.001780802 per share of common stock outstanding.

On March 23, 2011, the Company’s board of directors declared distributions to be paid for the daily stockholders of record for the months of April, May and June 2011. These distributions will be in a daily amount equal to $.001780802 per share of common stock outstanding.

Repayment of Bridge Loan

On February 9, 2011, the Company completed the repayment of the loan in the amount of $600,000 from the Sub-advisor.

Amendment of Advisory Agreement

On March 28, 2011, the Company amended its advisory agreement to reflect a waiver of all or a portion of the asset management fee for any applicable period to the extent that as of the date of the payment, the Company’s modified funds from operations (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof (without any corresponding issuance of equity to the Sub-advisor or affiliate)), during the quarter were not at least equal to its declared distributions during the quarter, provided that the distribution rate during such quarter was no more than $0.65 per share on an annualized basis.

SCHEDULE III – REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2010

		Initial Costs to Company			Gross Amount at Which Carried at December 31, 2010
Description	Encumbrances	Land	Building and Improvements, etc.	Adjustments to Basis		Accumulated Depreciation	Date Acquired	Date Constructed

Lakeside Plaza	$6,125	$4,306	$4,289	$—	$8,595	$26	12/10/10	1989

Snowview Plaza	8,570	3,386	7,149	—	10,535	39	12/15/10	1995

Totals	$14,695	$7,692	$11,438	$—	$19,130	$65

December 31, 2010
Investment in real estate:
Balance at beginning of year	$—
Additions through cash expenditures	19,130

Balance at end of year	$19,130

Accumulated Depreciation
Balance at beginning of year	$—
Depreciation expense	65

Balance at end of year	$65

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